May 15, 2014

BY EDGAR AND OVERNIGHT MAIL

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:                             POET Technologies Inc.

Amended Registration Statement on Form 20-F, originally filed January 28, 2014

File No. 000-55135

Dear Ms. Ravitz,

This letter is submitted on behalf of POET Technologies Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 20-F filed with the Commission on January 28, 2014 (the “Registration Statement”).  Such comments are set forth in your letter dated February 24, 2014 (the “Comment Letter”), to Leon M. Pierhal, President of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with response immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1 of the Registration Statement, filed simultaneously herewith (the “Amended Registration Statement”).

Business of POET Technologies, Inc., page 1

1.                                      Please balance your disclosure regarding your revenues and expenses by quantifying your losses. Also, please include information as of a more recent date than December 31, 2012. See General Instruction C(b) of Form 20-F.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Amended Registration Statement.

2.                                      Please clarify the sources and types of your revenues, rather than leaving investors with the impression that you have commercialized your product. If revenues are from sources other than sales of products, please clearly state where they are from.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Amended Registration Statement.

The Company may need to obtain additional investment…, page 8

3.                                      Please provide the financial information in this risk factor as of a date more recent than December 31, 2012.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended Registration Statement.

4.                                      To the extent that the company materially relies on governmental funding, please add a separate risk factor addressing any relevant political factors which may impact whether you continue to receive governmental funding.

Response to Comment No. 4

The Company does not anticipate any continuing governmental funding beyond the expiration of the current SBIR grant, as has been reflected throughout the Amended Registration Statement.  As such, political factors relevant to governmental funding for science and technological development will not impact the Company.

Rapid technological change…, page 8

5.                                      Please revise here, or elsewhere as appropriate, to provide more detailed discussion of the competitive landscape in your industry. In this regard, we note that throughout your prospectus disclosure you refer to competing technologies but do not provide balanced discussion of the strengths and weaknesses of these competitive threats. The level of market acceptance attained by competing technologies is also unclear. Please make appropriate revisions throughout the prospectus to clearly disclose your competitive position.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 18, and 24 of the Amended Registration Statement.

We will be dependent on both semiconductor partners…, page 9

6.                                      Please clarify your risk factor to explain how you will rely on your semiconductor “partners” to manufacture and market your technology. For example, if you are seeking partners to provide fabrication of your products, please clearly state that, or if your reliance on such partners will be more extensive, please expand. Also, you may want to divide this risk factor into two risk factors which address royalties and manufacturing separately.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10, 12, 25 and 26 of the Amended Registration Statement.

Our failure to protect our property rights…, page 10

7.                                      We note your statement that you “would be responsible for any patent litigation costs.” Please tell us whether the license agreement with the University of Connecticut provides for indemnification of the company. If so, please revise or reconcile your current disclosure regarding your responsibility for patent litigation costs.

Response to Comment No. 7

The License Agreement with the University of Connecticut (“UCONN”) does not provide for indemnification of the Company by UCONN.  The Company has revised the disclosure on page 10 of the Amended Registration Statement to reflect such fact.

We will be highly dependent on…, page 12

8.                                      Please clarify the status of your relationship with BAE and discuss its terms. If you do not own or have rights to the technology developed by or with them, please clearly state that fact and describe the risks associated with your relationship with BAE.

Response to Comment No. 8

The Company’s wholly-owned subsidiary, ODIS, Inc., has entered into a joint development agreement with BAE, a global defense, security and aerospace technology development company, as disclosed on page 61 of the original Registration Statement.  Under ODIS, Inc.’s agreement with BAE, each party maintains an undivided 50% joint interest in all intellectual property developed pursuant to the terms of the agreement (subject to ODIS, Inc.’s licensing obligations to UCONN).  The Company has revised the disclosure on page 12 of the Amended Registration Statement to further describe the relationship.

Corporate Overview, page 18

9.                                      Please expand your disclosure to describe why POET technology is “novel” and also describe the shortcomings of this potential technology. Note that your discussion should be presented without using technical terms that the average investor may not understand.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 18 and 24 of the Amended Registration Statement.

10.                               We note your disclosure on pages 18-20 regarding research and development. Please identify to whom you “reported progress” and explain whether it was independently verified that relevant milestones were achieved. If such achievement and progress were not independently verified, please state that clearly.

Response to Comment No. 10

Progress is reported to our shareholders.  Achievements and progress are verified internally and by our development partners, but are not otherwise independently verified.  The Company has revised the disclosure on page 19 of the Amended Registration Statement to reflect such fact.

Information on the company, page 17

11.                               Please revise, where appropriate, to address the approximate number of suppliers that you rely on for each segment, the nature of the components supplied and your ability to replace suppliers, if necessary.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Registration Statement to reflect our reliance on UCONN and BAE and the fact that we no longer have relationships with any suppliers in our solar segment.

Markets and Products, page 22

12.                               Where you cite industry statistics in your disclosure, please provide us copies of source materials marked to indicate the origin of the disclosure. In addition, please tell us whether the data was commissioned or prepared for use in connection with your registration statement and whether the sources you identify consented to be named in the registration statement.

Response to Comment No. 12

The data was not commissioned or prepared for use in connection with the Amended Registration Statement.  The sources did not consent to be named in the Amended Registration Statement.  Instead, the studies are publically available and are enclosed with this response to the Staff’s Comment Letter mailed directly to the Commission.

Commercialization, page 25

13.                               Please expand your disclosure to describe how long you expect it to take before your products are commercially available including how long you expect each step in the commercialization process to take.

Response to Comment No. 13

In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 26 of the Amended Registration Statement

14.                               We note in your risk factor on page 9 you state your “revenues will depend in large part on royalties” yet you appear to describe a commercialization process here that involves manufacturing and selling your own products rather than just receiving royalties. Please revise or advise.

Response to Comment No. 14

There will be no revenues from manufacturing and selling a proprietary product.  Instead, we will exclusively license the intellectual property and receive royalties.  For the purposes of proving the commercial viability of our POET process, we will need to produce prototype devices employing our POET process.  In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 26 to more accurately reflect this commercialization process.

15.                               We note your disclosure in the prospectus regarding your past reliance on governmental funds. Please revise throughout the prospectus to specify which governments you are referring to in each instance (United States or otherwise) and to quantify the amounts received. In addition, please update your disclosure here to clarify your anticipated reliance on governmental funding in the future.

Response to Comment No. 15

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 17, 25, 30, 33 and 36 of the Amended Registration Statement.

Item 18. Financial Statements, page 1

16.                               We note that the report of the independent public accounting firm and the related audited financial statements refer to OPEL Technologies Inc., the former name of POET Technologies Inc. Please tell us why the audit opinion and financial statements do not refer to the current name of the registrant.

Response to Comment No. 16

The previously issued opinion and financial statements were issued under the “OPEL Technologies Inc.” name.  The name was not changed and there were no audited financial statements previously issued with the “POET Technologies Inc.” name.  As such, the consent of the audit opinion and the financial statements referred to “OPEL Technologies Inc.” as that was the name of the Company as issued for 2012, 2011 and 2010.  We have amended the Amended Registration Statement to include the audited financial statements for 2013 and now refer to the Company as “POET Technologies Inc.”

17.                               Please revise the financial statements to prominently display the name of the reporting entity to comply with IAS1.51(a) and IAS1.52, or tell us why you believe the current presentation is compliant.

Response to Comment No. 17

Please refer to the Response to Comment No. 16 for a description of the use of the former name “OPEL Technologies Inc.” and the revision of the Amended Registration Statement to use “POET Technologies Inc.”, which complies with IAS1.51(a) and IAS1.52.

Consolidated Statements of Operations and Deficit, page 3

18.                               Since you have classified expenses by function in your consolidated income statement, please explain to us how you considered the additional disclosures required under paragraphs 104-105 of IAS 1.

Response to Comment No. 18

In response to the Staff’s comment, the Company has revised the disclosure in Note 22 on page 22 of the Financial Statements to meet the requirements under paragraphs 104-105 of IAS 1.

Note 2. Summary of Significant Accounting Policies

Foreign Currency Translation, page 6

19.                               We note from page 67 of the front portion of the registration statement that you have determined that the functional currency for the company is U.S. dollars. We further note from page 1 of the front portion of the registration statement that your corporate offices are located in Canada. We finally note from page 21 of the annual audited financial statements and page 17 of the interim condensed financial statements that you incurred a significant amount of your general and administration expenses in Canada for each reporting period presented. Please provide to us your analysis on how you determined that the U.S. dollar is your functional currency. Refer to the guidance in paragraph 9-13 of IAS 21.

Response to Comment No. 19

In accordance with IAS 21, “the primary economic environment in which an entity operates is normally the one in which it primarily generates and expends cash.”  The Company has no sales, therefore, using factor 9(a) of IAS 21 is not relevant.  Factor 9(b) states “an entity should consider the currency that mainly influences labour, material and other costs of providing goods or services when determining functional currency.”  Given that the Company’s main labor force developing the Company’s technology is located in the United States, and the fact that the majority of expenses in Canada relate to non-cash stock based compensation, management determined that the US dollar is the Company’s functional currency.

Product Warranty, page 8

20.                               Given that your revenue to date is related to your SBIR contracts, please explain to us the nature of your warranty provision. As we note that you have not disclosed a rollforward for your warranty provision or disclosed the nature of your obligation, please also tell us how you considered the disclosures required by paragraphs 84 and 85 of IAS 37.

Response to Comment No. 20

The Company historically sold solar products, which is reflected in the discontinued operations discussed in the Registration Statement.  The warranty provision related to obligations that the Company had relating to solar products previously sold.  The Company does not expect to incur any material product warranty charges in the foreseeable future and has therefore written the warranty reserve down to zero.

In response to the Staff’s comment, the Company has revised the disclosure in Note 21 on page 21 of the Financial Statements to meet the requirements of paragraphs 84 and 85 of IAS 37.

Revenue Recognition, page 9

21.                               We note from pages 29 and 32-34 of the front portion of the registration statement that you derived all of your revenue from SBIR contracts from NASA and the Department of Defense. Please explain to us whether these contracts represent grants as defined under IAS 20. If applicable, explain how you accounted for the grants under IAS 20.

Response to Comment No. 21

In response to the Staff’s comment, the Company has revised the disclosure in Note 2 on page 9 of the Financial Statements as well as its Consolidated Statements of Operations and Deficit on page 3 of the Financial Statements to meet the requirements of IAS 20.  The Company has recorded the SBIR grants as other income.

22.                               With a view towards disclosure, please tell us how you applied IAS 18 in determining your revenue recognition policy. Discuss whether you use the percentage of completion method and how you determine the stage of completion each measurement period.

Response to Comment No. 22

In response to the Staff’s comment, the Company has revised the disclosure in Note 2 on page 9 of the Financial Statements as well as its Consolidated Statements of Operations and Deficit on page 3 of the Financial Statements to meet the requirements of IAS 18.  The Company believes that its revenue recognition policy was not appropriately disclosed and thus has been adjusted.

Note 11. Share Capital, page 14

23.                               This comment also refers to the disclosures in Note 15 for your stock options. As we note no disclosure of how you determined the inputs to your Black-Scholes valuations, please tell us how you considered the disclosures required by paragraph 47(a) and (b) of IFRS 2 for your warrants and stock options related to the how fair value was measured, including how you determined the expected volatility.

Response to Comment No. 23

In response to the Staff’s comment, the Company has revised the disclosure in Notes 8 and 11 on pages 14 and 16 of the Financial Statements to meet the requirements of paragraphs 47(a) and (b) of IFRS 2.  The Company had not fully considered the disclosure required by such paragraphs of IFRS 2 for warrants and stock options.  These instruments are valued on the date of grant using the Black-Scholes option pricing model with assumptions appropriate at the date of the grant.  Assumptions used are: (i) weighted average exercise price; (ii) weighted average risk-free interest rate; (iii) weighted average dividend yield; (iv) weighted average volatility; and (v) weighted average estimated life.

Note 15. Stock Options and Contributed Surplus, page 16

24.                               Please explain to us how you determined the underlying fair value of your common shares utilized in your Black-Scholes option pricing model.

Response to Comment No. 24

In response to the Staff’s comment, the Company has revised the disclosure in Notes 8 and 11 on pages 14 and 16 of the Financial Statements to meet the requirements of paragraphs 47(a) and (b) of IFRS 2.  We added the appropriate disclosure stating that we determine the fair value of our common shares at the grant date.  The underlying fair value of common shares utilized in the Black-Scholes option pricing model are determined using assumptions appropriate at the date of grant.  Assumptions used are: (i) weighted average exercise price; (ii) weighted average risk-free interest rate; (iii) weighted average dividend yield; (iv) weighted average volatility; and (v) weighted average estimated life.

Note 19. Segment Information, page 20

25.                               Please revise to disclose your basis for attributing revenues from external customers to individual countries. Refer to the guidance in paragraph 33(a) of IFRS 8.

Response to Comment No. 25

In response to the Staff’s comment, the Company has revised the disclosure in Note 15 on page 19 of the Financial Statements.

Interim Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2013

Note 2. Summary of Significant Accounting Policies, page 6

Product Warranty, page 7

26.                               We note here and on page 28 of the front portion of the registration statement that you increased your product warranty to $100,000 during the second quarter of fiscal 2013. Please explain to us why you increased the warranty accrual. Refer to the guidance in IAS 38.

Response to Comment No. 26

The Amended Registration Statement no longer contains Interim Financial Statements.  Instead, the 2013 Consolidated Financial Statements have been included.  As such, each of the sections addressed in the Staff’s Comment Letter will not be included in the Amended Registration Agreement.  As indicated in our response to Comment No. 20 above, however, the Company has revised the disclosure in Notes 2 and 21 on pages 8 and 21 of the Financial Statements.

The warranty provision relates solely to obligations accrued in connection with our discontinued solar operations.  The increase in 2013 was due to an assessment done on all solar products sold prior to 2012.  The Company previously believed that it would be required to warranty additional solar products sold after advising its former customers that it was discontinuing its solar operations.

In the second quarter of 2013, management revised its estimate on the warranty reserve and increased the amount from approximately $25,000 to $100,000.  In the fourth quarter, based on the lack of a claim history, management revised its estimate further and determined the Company’s exposure on these warranty claims is not material as of December 31, 2013, and therefore reversed the warranty reserve.

Exhibits

27.                               We note your discussion regarding your semiconductor “partners” on page 8. Please tell us whether you have, other than your agreement with the University of Connecticut, any written agreements related to developing your products.

Response to Comment No. 27

As we have indicated in our comments and updated Registration Statement, we are not developing products, but rather a technology that will be licensed to our customers.  Our partners consist exclusively of the University of Connecticut and BAE.  Each relationship has been disclosed and discussed in the Registration

Statement and the partnership agreements are attached as Exhibits 4.2 and 4.3 to the Registration Statement.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 488-8140.

Sincerely,

/s/ Timothy C. Maguire
Timothy C. Maguire, Esq.